MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2008

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.0

Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of March 12, 2009 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The differences between United States and Canadian generally accepted accounting principles as they affect the financial statements of the Company are described in Note 28 to the Company’s audited consolidated financial statements.

All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2008, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0

Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat International Inc. designs, develops and markets satellite ground equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for

Norsat International Inc.                      Management Discussion & Analysis

commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

Norsat’s business currently operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 9 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat’s common shares trade on The Toronto Stock Exchange under the symbol NII and on the OTC Bulletin Board (OTCBB) under the symbol NSATF.

2.2 PRODUCTS

Microwave Products

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  The overall market tends to demonstrate steady but moderate annual growth in the 4 - 6% range.

Satellite Systems

Satellite Systems provide rapidly deployable broadband connectivity over satellite where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, Rover and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for

Norsat International Inc.                      Management Discussion & Analysis

use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Maritime Systems

Norsat announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company is exploring the different alternatives available to leverage its technology into this area.

WiMAX Networks

Norsat also announced its entry into the Worldwide Interoperability for Microwave Access (WiMAX) network business in 2008. WiMAX is a standards-based technology enabling the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical WiMAX network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPE) at a customers locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area.

2.3 MARKETS AND TRENDS

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Satellites solutions are particularly attractive to user communities who are on the move or have damaged or non-existent communications infrastructure. In today’s 24 hour society, even austere communities have a need to access the information superhighway. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Norsat International Inc.                      Management Discussion & Analysis

Management believes that a number of industry trends are influencing demand for the Company’s products.  In general, satellite terminal users are continually looking for greater bandwidth, increased portability, and improved ease of use.  Specific trends include the following:

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There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

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In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

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Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

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The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

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Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

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Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 STRATEGY

Norsat’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure.   In addition, the Company has a track record of introducing innovative new products to the satellite industry.  These attributes will

Norsat International Inc.                      Management Discussion & Analysis

remain core elements of Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.  The Company recently began to give key suppliers a broader mandate to perform R&D activities related to the elements of the products for which they are responsible.  This strategy serves to take better advantage of expertise in the Company’s supply chain, while reducing direct R&D costs.  Furthermore, it allows Norsat to focus its development resources on the most critical functions, including the overall setting of product direction.

The award by the Canadian Ministry of Industry is an external validation of the Company’s excellence in research & development activities. The Cdn$5.97MM repayable contribution through the Ministry’s Strategic Aerospace and Defense Initiative (SADI) program provides the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation.

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Over time, the Company intends to continue to grow its roster of active reseller partners as a means of expanding into new markets.  The Company’s long-term diversification objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to growing its reseller partners, the Company also expanded its presence in Europe by establishing an office in Rome, Italy.  The Italian office will be spearheaded by a seasoned veteran in the satellite sector for the European market.

A key component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures.  Management believes there are a number of opportunities to provide ancillary services and third-party hardware components with the core products.  A key opportunity for the provision of ancillary services will be in the wireless networks arena. Examples of wireless networks include WiMAX, LTE and 4G services.  The Company is actively evaluating the various technologies and commercial applications that would best complement the current suite of product and service offerings.

Customers would benefit from an “end-to-end solution provider” approach and be able to secure satellite communication requirements from a single vendor.  Customers would be assured that all of the elements of its satellite communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, and the resulting increase in the average sale, and in the long-term, the development of a stable recurring revenue stream.  The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer base.

3.0

2008 Annual Review

3.1 FISCAL 2008 HIGHLIGHTS

Norsat International Inc.                      Management Discussion & Analysis

First Quarter	➢ Norsat Awarded $1.1 Million in Irish Department of Defence Contracts ➢ Norsat Awarded NATO Basic Ordering Agreement ➢ Norsat Korea R&D center staffed and operational
Second Quarter	➢ Norsat Introduced High Stability Wideband LNBs & BDCs at NAB 2008 ➢ Showcased Expanded Ka-Band BUC & LNB Portfolio at Eurosatory ➢ Norsat LinkControl made Available in 12 Additional Languages
Third Quarter

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Norsat Launched Vehicle Mounted Satellite Terminal

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Entered into a Strategic Partnership with Navisystem Marine Electronics

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Awarded $600,000 in Satellite System Maintenance Contracts by the US Department of Defense

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Norsat won $5.5 Million US Department of Defense Contract

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Norsat Italia S.r.l Formed to Pursue Maritime Sector

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Norsat Received a Repayable Government of Canada Contribution to Fund Research and Development (R&D) Activities

Fourth Quarter

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Norsat Established a WiMAX Business Unit

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Launched 40W Extended Ku Band Block Up-converter at SATCON 2008

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Norsat CEO Named Turnaround Entrepreneur of the Year for the Pacific Region of Ernst & Young’s EOY Awards

3.2 FISCAL 2008 REVIEW

➢

In Fiscal 2008, Norsat improved its financial results building on the progress achieved in 2007; when the Company returned to profitability, representing a reversal in a pattern of losses that had persisted since 2005. The current year’s results represent nine consecutive quarters of profitability since Dr. Amiee Chan took over as the President and CEO.  Two financial records were established this fiscal year; 2008 was the most profitable year in Norsat’s 31 year history and the quarter ended December 31, 2008 was the highest reported quarterly profit since inception.

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Fiscal 2008 was a consolidation year for the Company in terms of stabilizing operations and processes after the previous year’s rationalization. Management has now positioned the Company on a solid foundation to enable the pursuit of growth opportunities.

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Sales for 2008 totaled $18.1 million, 10% higher than the $16.5 million reported in 2007. Gross margins were down slightly at 51% in fical year 2008 and 52% in fiscal year 2007 .  Operating expenses were $7.1 million, compared to $7.2 million incurred in 2007. Net earnings in 2008 were $2.2 million, compared to net earnings of $1.4 million in 2007.

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As at December 31, 2008, the Company had working capital totaling $8.5 million compared to $4.9 million as at December 31, 2007. The working capital increase of $3.6 million was primarily due to increases in accounts receivable.*

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that Norsat expects will affect the Company’s revenue growth in the near-term remains the award timing of major military and certain other commercial projects. In addition the Company expects

Norsat International Inc.                      Management Discussion & Analysis

that competition will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins.

Having restructured the company’s management team, the management is very focused on implementing a business model which will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify the base of customers to include non-defense customers.

In addition to growing the number of reseller partners, the Company also expanded its presence in Europe by establishing a regional office in Rome, Italy.  The Italian office is spearheaded by a seasoned veteran in the satellite sector for the European market.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets.

3.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2008	2007	2006
	$	$	$
Sales	18,057	16,451	13,448
Earnings(Loss) from operations before income taxes	2,200	1,385	(3,876)
Net earnings (loss)	2,200	1,385	(3,833)
Earnings (loss) per share from operations – basic and diluted	0.04	0.03	(0.08)
Earnings (loss) per share, – basic and diluted	0.04	0.02	(0.08)
Total Assets	13,327	9,528	8,427
Long-term debt	nil	nil	nil

3.4

Results of Operations

	Year ended December 31, (Audited)			Three months ended December 31, (Unaudited)
	2008	2007	2006	2008	2007	2006
Sales (in $000’s)	$	$	$	$	$	$
Microwave Products	8,668	9,111	7,929	2,329	2,149	2,025
Satellite Systems	9,389	7,340	5,519	3,951	2,631	2,756
Total	18,057	16,451	13,448	6,280	4,780	4,781
Gross Profit Margin	%	%	%	%	%	%
Microwave Products	43%	48%	43%	53%	42%	53%
Satellite Systems	59%	57%	38%	57%	51%	44%
Average gross margin	51%	52%	41%	56%	47%	48%

Norsat International Inc.                      Management Discussion & Analysis

Year ended December 31, 2008 compared to Year ended December 31, 2007

Total sales for 2008 were $18.1 million, up from the $16.5 million sold in 2007. Fiscal 2008 saw sales grow by 9.8% over fiscal 2007.  This sales growth continues the pattern set in 2007. Management is committed to continually growing the revenue line by entering new geographic markets, broadening its customer base, and/or expanding into new market verticals.

The current nature of the Company’s business is still expected to result in uneven sales results quarter on quarter. This is due to the fact that Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable. Management is addressing this by cultivating revenue streams that are more evenly distributed throughout the year.

Sales from Microwave Products were $8.7 million, down 5% from the $9.1 million in sales recorded in 2007. Sales in the previous year were atypical as there was a large backlog of orders from 2006 that was filled in fiscal 2007. Towards the latter part of 2008, a number of the Company’s resellers reported a softening of the market as end customers have elected to postpone or defer orders for microwave components due to market conditions. The Company continues to be a prominent player in the Low Noise Blockdown Converter (LNB) market and will continue to maintain its market leadership position.

Sales of Satellite systems were $9.4 million, up 28%, compared to $7.3 million last year. The improvement is a continuation from last year’s efforts to increase penetration of the market and generate higher sales from the Company’s reseller channels. Partial shipments against the $5.5 Million US Department of Defense order also provided a boost to current year sales.

The Company’s overall gross margin for 2008 was 51% compared to 52% in 2007.  Gross margins were down slightly from 2007, primarily due to the softening of margins in the Microwave business as a result of the global economic slowdown. This weakening was offset by an increase, in the Satellite System gross margins.

 The gross margin for Microwave Products was 43% in 2008 compared to 48% in 2007. A number of new microwave product introductions in 2007 resulted in higher margins for that year. The global recessionary trends also put downward pressure on margins on the more commoditized items of the product portfolio. The Company is committed to maintaining market leadership through continually improving Microwave product offerings, but may be unable to sustain a high rate of refresh due to the maturity of the market segment.

The gross profit margin for Satellite Systems increased marginally to 59% in 2008 compared to 57% in 2007. Although the Company saw increased raw material and subcomponent prices, these increases were offset by production efficiency gains attributable to higher volume production runs.

Three Months ended December 31, 2008 compared to Three months December 31, 2007

Total sales for the three months ended December 31, 2008, was $6.3 million, compared to $4.8 million in 2007. The increase is primarily due to increases in Satellite systems sales. Sales of Microwave Products were $2.3 million for the three months ended December 31, 2008, compared to $2.1 million for the same period in 2007. Sales of Satellite Systems were $4.0 million compared to $2.6 million in the same period in 2007. Partial shipments against the $5.5 Million US Department of Defense order provided the boost to satellite systems sales in the current quarter.

Norsat International Inc.                      Management Discussion & Analysis

The overall gross margin increased to 56% compared to 47% in the same period in 2007. The gross profit margin for Microwave Products increased to 53% from 42%. The gross profit margin for Microwave Products of 42% for the period ended December 31, 2007 resulted from a product mix that represented a larger portion of sales of lower end commodity items. In contrast, gross margins for the same period in 2008 were higher due to the sales of customized microwave product solutions and government application microwave products; both of which yield higher gross margins.

The gross profit margin for Satellite System improved to 57% from 51% for the same period in 2007. The current quarter’s gross margins benefited from the higher sales volume, which allowed for efficiencies due to longer assembly runs. The large order file also allowed the company to negotiate price reductions from some subcomponent vendors.

Expenses (in $000’s)	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Selling, general and administrative	6,254	5,331	6,825	1,955	1,630	1,325
Product development	800	726	1,558	306	108	180
Amortization	346	333	445	68	100	66
Other (Income)Expense	(331)	767	535	(160)	175	292
Total Expenses	7,069	7,157	9,363	2,169	2,013	1,863

Year ended December 31, 2008 compared to Year ended December 31, 2007

For the year ended December 31, 2008, the total operating expenses of $7.1 million down slightly from the $7.2 million in 2007.

Selling, general and administrative (SG&A) expenses increased to $6.2 million in 2008 from $5.3 million in 2007. Selling, General and Administrative expenses in 2007 were significantly lower as the Company operated with some vacancies and other cash conservation initiatives initiated to preserve the Company. In 2008, the vacancies were filled and the Company operationally shifted towards a sustainable and frugal operating level. The current year expenses also included corporate expansion and development costs.  Throughout the year, the Company’s management team continues to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while still maintaining tight cost controls.

The increases are due to a number of factors, most significantly among them were: i) Corporate development initiatives undertaken throughout the year cost $0.5MM, these initiatives included exploration of growth opportunities through potential mergers and acquisitions; ii)Senior executive changes the Company implemented in October of 2008. The one time expenses related to these changes accounted for $0.3MM.

Product development expenses increased to $0.8 million in 2008 from $0.7 million in 2007. The increase in product development spending represents a renewed commitment to scientific research and development and customer service excellence. The expenses reported are net of government contributions of $0.7 million.  These contributions were from two different government programs – Industrial Research Assistance Program (IRAP) and Strategic Aerospace and Defense Initiative (SADI). The Company’s reported product development expenses without these reductions would have been $1.5 million. The Company continues to pursue a strategy off offloading non-core development expenses to strategic

Norsat International Inc.                      Management Discussion & Analysis

suppliers and partners.  The Company will continue to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2008 was $0.3 million compared to $0.3 million for the year ended December 31, 2007.

Other expenses in 2008 improved significantly to a gain of $0.3 million from an expense of $0.8 million in 2007. The most significant item was the weakening of the Canadian Dollar relative to the United States Dollar in 2008. In 2008, foreign exchange gains were $0.4 million compared to an exchange loss of $0.5 million in 2007, resulting in a net improvement of $0.9 million.

Three Months ended December 31, 2008 compared to Three Months ended December 31, 2007

Selling, general and administrative expenses for the three months ended December 31, 2008, increased by $0.4 million to $2.0 million, as compared to $1.6 million for the same period in 2007.  This is primarily a result of reserves taken to account for senior executive changes the Company implemented in October of 2008. These one time expenses accounted for $0.3 million.

Production development expenses for the fourth quarter increased $0.2 million, compared to the fourth quarter of 2007.  The increase represents the renewed commitment to the Company’s core research and development activities. The expenses reported are net of government contributions of $0.2 million during the quarter.

Amortization expenses for the period were essentially as the same period last year.

Other expenses for the three months ended December 31, 2008 was a net gain of $0.2 million compared to a net loss of $0.2 million for the same period last year. This improvement is attributable to foreign exchange gains resulting from the weakening of the Canadian Dollar versus the US Dollar in 2008.

Earnings (loss) (in $000’s except earning per share))	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Earnings (loss) from operations before income taxes Income taxes	2,200 -	1,385 -	(3,876) 2	1,318 -	228 (2)	422 1
Earnings (loss) before recovery from discontinued operations	2,200	1,385	(3,878)	1,318	230	421
Net earnings (loss) per share from operations-basic	0.04	0.03	(0.08)	0.02	0.00	0.01
Net earnings (loss) per share from operations-diluted	0.04	0.02	(0.08)	0.02	0.00	0.01

Year ended December 31, 2008 compared to Year ended December 31, 2007

Earnings from operations before taxes and other expenses were $2.2 million in 2008, compared to the $1.4 million profit in 2007. The improvement was mainly due to increased sales in both business segments, while maintaining operating expenses constant year on year.

Norsat International Inc.                      Management Discussion & Analysis

Three Months ended December 31, 2008 compared to Three Months ended December 31, 2007

Earnings from operations before taxes and other expenses were $1.3 million for the three months ended December 31, 2008, compared to earnings of $0.2 million in the same period of 2007. The improvement resulted from higher sales combined with improved gross margins.  These improvements were offset slightly by increased operating costs for the three months ended December 31, 2008 as compared to the same period last year.

3.5

Summary of Quarterly Results

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2008	$	$	$	$
Sales	2,929	3,960	4,889	6,280
Net earnings	5	135	742	1,318
Earnings per share – basic	0.00	0.00	0.01	0.02
Earnings per share – diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	51,911	53,668	53,698	54,117
diluted (000’s)	55,659	57,335	57,140	54,117

2007	$	$	$	$
Sales	3,762	4,122	3,787	4,780
Net earnings	462	526	167	230
Earnings per share – basic	0.01	0.01	0.00	0.00
Earnings per share – diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	50,486	50,558	50,584	50,646
diluted (000’s)	50,486	55,371	55,769	55,871

2006	$	$	$	$
Sales	2,529	3,353	2,808	4,761
Net earnings	(1,544)	(952)	(1,810)	421
Earnings per share – basic	(0.04)	(0.02)	(0.04)	0.01
Earnings per share – diluted	(0.04)	(0.02)	(0.04)	0.01
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	44,003	47,063	47,063	48,557
diluted (000’s)	44,003	47,063	47,063	53,099

Norsat International Inc.                      Management Discussion & Analysis

3.6

Liquidity and Financial Condition

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

The Company’s cash balance as at December 31, 2008 was $1.0 million, an improvement of $0.3 million compared to $0.7 million as at December 31, 2007. During the three months ended December 31, 2008, cash from operations totaled $0.3 million.

The Company’s working capital requirements are mainly for production materials, selling, operations and general administrative expenses.

As at December 31, 2008, the Company had working capital totaling $8.5 million, compared to $4.9 million as at December 31, 2007. Working capital increased by $3.6 million, mainly due to the increase in accounts receivable.*

Accounts receivable, which was $6.8 million as at December 31, 2008, increased $3.4 million as compared to $3.4 million as at December 31, 2007. This increase was a result of deliveries against a large US Department of Defense order awarded in the second half of the year.

Accounts payable and accrued liabilities were $3.6 million, an increase of $0.8 million, compared to $2.8 million as at December 31, 2007, reflecting an increase in purchases of materials to meet the outstanding order file and a slightly longer accounts payable cycle.

Inventory as at December 31, 2008 was $4.5 million, an increase of $0.3 million, compared to $4.2 million as at December 31, 2007.  The Company’s inventory level for Microwave Products is replenished on a just-in-time basis.  The inventory turns for Satellite Systems are regularly slower than microwave products due to a longer lead time for some subcomponent parts. The Company continues to focus on ways to achieve improved production efficiency to control inventory levels.

Shareholders’ equity increased to $8.6 million compared to $5.7 million at December 31, 2007 primarily as a result of profitability achieved in each quarter of 2008.  In addition, several tranches of warrants were exercised during the year.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets.

Norsat International Inc.                      Management Discussion & Analysis

3.7

Capital Resources

The Company’s capital resources as at December 31, 2008, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

On December 12, 2007 the Company obtained a C$500,000 or U$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”).Interest on the line of credit is set at the Bank’s prime rate plus 0.85% per annum. On August 29, 2008, the credit line was renewed. As at December 31, 2008, no amounts were outstanding on the operating line of credit.

3.8

Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2008 under various purchasing commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2009	2010	2011	2012	2013
	$	$	$	$	$
Inventory purchase obligations	1,948,843				
Operating lease obligations	464,463	427,353	390,571	41,984	41,984
Total	2,413,306	427,353	390,571	41,984	41,984

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $1.9 million in 2009.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its obligations from time to time.

Due to constantly changing economic conditions, which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

4.0

Outlook

The Company believes that overall demand is growing in both of its market segments.  The Satellite Systems segment is likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products segment is a more mature market, which still offers attractive returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure will enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solution provided to customers.

Norsat International Inc.                      Management Discussion & Analysis

Management believes that there is minimal impact on the Company from the current global credit crisis. The majority of the Company’s trade accounts receivables are from the United States Department of Defense and is not believed to be at risk of default.  These receivables account for approximately 59% of the total outstanding receivables.  Another 11% of accounts receivable represent amounts owing from the Canadian and Irish governments, and the risk of default is deemed to be very low.  The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends have started to impact the Company in the Microwave products segment..  A number of projects that the Company’s resellers were working on have been postponed or deferred. Fortunately, the Company’s Satellite systems segment continues to improve steadily as the bulk of these system sales are to government and military agencies.

5.0

Off Balance Sheet Arrangements

Not applicable.

6.0

Transactions with Related Parties

During 2008, the Company entered into a related party transaction.  On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA.  The board member is holding this cash for Norsat SA until a bank account is set up.  The amount is classified as cash on the Company’s consolidated balance sheet.

7.0

Proposed Transactions

Not applicable.

8.0

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Norsat International Inc.                      Management Discussion & Analysis

Allowance for Doubtful Accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2008, the Company has set aside an amount of $0.04 million (December 2007 - $0.04 million) for allowance of doubtful accounts as a reduction to accounts receivable.

Inventories

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2008 the Company has recorded an estimate for obsolescence provision in the amount of $0.7 million (December 2007 - $1.3 million) as a reduction to inventory.

Revenue Recognition

➢

Revenues consist of sales of hardware, software, consulting, installation, training and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

➢

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement. The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

➢

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes different levels of support that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

➢

The Company recognizes revenue from the sales of hardware products upon the latter of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Norsat International Inc.                      Management Discussion & Analysis

Stock Based Compensation

➢

Effective January 1, 2005, the Company adopted the new provision of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’, which requires companies to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of this section, the Company has accounted for all director, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period.  The Black-Scholes Option Pricing Model was used to determine fair value.

➢

Prior to the adoption of the new standard, no compensation expense was recognized when stock options were issued to employees at the market value of the shares at the date of the grant. Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options was recorded as share capital.

Income Tax

➢

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.  The resulting changes in the net future income tax asset or liability are included in income.  Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted.  Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

9.0

Changes in Accounting Policies including Initial Adoption

Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated financial statements in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

Norsat International Inc.                      Management Discussion & Analysis

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories had increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.  As a result of adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit as at January 1, 2008.

Prior to the adoption of CICA 3031, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Subsequent to the adoption of CICA 3031, parts and supplies inventory are stated at the lower of weighted average cost and net realizable value.

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures”.   Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

Financial Statement – Presentation

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 – “Financial Instruments – Disclosure” and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”) which replaces Section 3861 – “Financial Instruments – Disclosure and Presentation”.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (IFRS) effective

January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. The Company commenced its IFRS conversion project in 2008 by commissioning a study to evaluate the major differences between Canadian GAAP and IFRS as applicable to the Company. In the first half of 2009, the Company plans to assemble a cross functional team and, utilizing external expertise where required, will begin training of personnel and establish a project plan and key milestones for conversion.  Accordingly when the Company develops its IFRS plan, it will have to include measures to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.

Norsat International Inc.                      Management Discussion & Analysis

10.0

Financial Instruments and Other instruments

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable, accrued liabilities, short term loans.  The carrying value of cash, short-term investments, accounts receivables, accounts payable, and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash denominated in United States dollars and has entered into financing in United States dollars.

As at December 31, 2008, no forward contracts were outstanding.

11.0

Outstanding Share Data

The following details the share capital structure as at Dec 31, 2008:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				54,313,305

Share purchase options
	2.46 years	$0.45 to $0.99	699,000
	2.84 years	$1.00 to $1.99	639,500
	2.76 years	$2.00 to $6.19	179,500	1,518,000

Warrants	April 8, 2009	CAD $1.09	1,206,811
	January 12, 2009	USD$0.48	366,690	1,573,501

12.0

Risks and Uncertainties

12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2008, the Company has accumulated a deficit of $32,514,569. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the fourth quarter of 2008. However, it cannot be used as an indication of the Company’s future performance.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The

Norsat International Inc.                      Management Discussion & Analysis

outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company may unknowingly infringe on other patents or intellectual properties, which could lead to royalty payments and/or incur legal liabilities.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

Norsat International Inc.                      Management Discussion & Analysis

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to access Form 20F filed under www.sec.gov/edgar.html for the full contents of “Risks Associated with Business and Operations”.

12.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 54,313,305 were outstanding at December 31, 2008 and an additional 3,091,501 common shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. Although majority of the Company’s sales are in U.S. dollars, it has a natural hedge in that it also purchases majority of its inventory in US dollars.  The Company engages in hedging transactions to mitigate foreign exchange risks for large sale transactions.

13.0

Disclosure Controls and Internal Controls over Financial Reporting

13.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2008, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the

Norsat International Inc.                      Management Discussion & Analysis

Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of December 31, 2008.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.